Sun Life Reports First Quarter 2020 Results

Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life”, “we”, “our”, and “us”. We manage our operations and report our financial results in five business segments: Canada, United States (“U.S.”), Asset Management, Asia, and Corporate. The information in this document is based on the unaudited interim financial results of SLF Inc. for the period ended March 31, 2020 and should be read in conjunction with the interim management's discussion and analysis ("MD&A") and our unaudited interim consolidated financial statements and accompanying notes ("Interim Consolidated Financial Statements") for the period ended March 31, 2020, prepared in accordance with International Financial Reporting Standards ("IFRS"), which are available on www.sunlife.com under Investors – Financial results and reports. Additional information relating to SLF Inc. is available on the SEDAR website at www.sedar.com and on the U.S. Securities and Exchange Commission's website at www.sec.gov. Unless otherwise noted, all amounts are in Canadian dollars.

TORONTO, ON - (May 5, 2020) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its results for the first quarter ended March 31, 2020. First quarter reported net income was $391 million and underlying net income(1) was $770 million.

	Quarterly results
Profitability	Q1'20	Q1'19
Reported net income ($ millions)	391	623
Underlying net income(1) ($ millions)	770	717
Reported EPS ($)(2)	0.67	1.04
Underlying EPS ($)(1)(2)	1.31	1.20
Reported return on equity ("ROE")(1)	7.2%	11.5%
Underlying ROE(1)	14.2%	13.3%

Growth	Q1'20	Q1'19
Insurance sales ($ millions)(1)	776	780
Wealth sales ($ millions)(1)	59,904	35,993
Value of new business ("VNB") ($ millions)(1)	380	382
Assets under management ("AUM") ($ billions)(1)	1,023	1,011

Financial Strength	Q1'20	Q4'19
LICAT ratios (at period end)(3)
Sun Life Financial Inc.	143%	143%
Sun Life Assurance(4)	130%	130%
Financial leverage ratio (at period end)(1)	20.7%	21.2%

"The COVID-19 pandemic has rapidly created severe global stress, and the collective response has been extraordinary," said Dean Connor, President and CEO of Sun Life. "We owe our sincere thanks to our front-line medical workers, first responders and essential service workers, as well as governments and central banks around the world who have responded so quickly. Our hearts go out to those who have been personally affected by COVID-19."

"At Sun Life, our first reflex has been to help our Clients and communities, especially in their time of need. We’ve done that by accelerating claim payments, extending coverage, including virtual health care, accepting longer grace periods for premium payments, waiving waiting periods, special philanthropic gifts and a number of other actions. We quickly mobilized our employees and advisors around the world to work from home, and they have been doing a stellar job serving Clients and providing the support they need."

"Our reported net income for the quarter of $391 million was impacted by market declines, brought on by the COVID-19 pandemic," said Connor. "Our underlying net income for the first quarter was $770 million, up 7% from the prior year. While it’s difficult to determine today how the business will be impacted by future claims and investment experience, we entered the second quarter in a position of strength, with a strong balance sheet, and well-capitalized with a LICAT ratio of 143%.”

(1)	Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in our interim MD&A for the period ended March 31, 2020 ("Q1 2020 MD&A").

(2)	All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.

(3)	For further information on the Life Insurance Capital Adequacy Test ("LICAT"), see section E - Financial Strength in our Q1 2020 MD&A.

(4)	Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.’s principal operating life insurance subsidiary.

         EARNINGS NEWS RELEASE           Sun Life Financial Inc. First Quarter 2020 1

Financial and Operational Highlights - Quarterly Comparison (Q1 2020 vs. Q1 2019)
Our strategy is focused on four key pillars of growth, where we aim to be a leader in the markets in which we operate, with our continued progress detailed below.

($ millions, unless otherwise noted)
	Reported net income (loss)			Underlying net income (loss)(1)			Insurance sales(1)			Wealth sales(1)
	Q1'20	Q1'19	change	Q1'20	Q1'19	change	Q1'20	Q1'19	change	Q1'20	Q1'19	change
Canada	(42)	237	nm(2)	256	237	8%	295	362	(19)%	5,629	2,825	99%
U.S.	164	124	32%	161	150	7%	163	160	2%	—	—	—
Asset Management	239	219	9%	242	227	7%	—	—	—	51,954	31,287	66%
Asia	100	80	25%	155	122	27%	318	258	23%	2,321	1,881	23%
Corporate	(70)	(37)	nm(2)	(44)	(19)	nm(2)	—	—	—	—	—	—
Total	391	623	(37)%	770	717	7%	776	780	(1)%	59,904	35,993	66%

(1)	Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in our Q1 2020 MD&A.

(2)	Not meaningful.

Reported net income was $391 million in the first quarter of 2020, a decrease of $232 million or 37% compared to the same period in 2019, reflecting unfavourable market-related and assumption changes and management actions (“ACMA”) impacts and higher acquisition, integration and restructuring costs, partially offset by favourable fair value adjustments on MFS's(1) share-based payment awards. Market-related impacts predominantly reflected the decline in equity markets, partially offset by the impact of credit spreads. Underlying net income was $770 million, an increase of $53 million or 7%, driven by higher investing activity in Canada and the U.S., business growth, higher available-for-sale (“AFS”) gains, higher new business gains and improved credit experience compared to the first quarter of 2019. These were partially offset by lower net investment returns on surplus in Canada and Corporate, unfavourable expense and mortality experience, less favourable morbidity experience and unfavourable other experience. Refer to the Non-IFRS Financial Measures section in this document for a reconciliation between reported net income and underlying net income.

Reported ROE was 7.2% in the first quarter of 2020. Underlying ROE was 14.2%, compared to 13.3% in the first quarter of 2019, reflecting higher underlying net income. Total shareholders' equity remained flat as increases from earnings were offset by dividend distributions, the impact of the BGO acquisition(2) and share repurchases. SLF Inc. and its wholly-owned holding companies ended the quarter with $2.4 billion in cash and other liquid assets.

A leader in insurance and wealth solutions in our Canadian Home Market
Canada’s reported net loss was $42 million in the first quarter of 2020, compared to reported net income of $237 million in the same period in 2019, reflecting unfavourable market-related and ACMA impacts. Market-related impacts predominantly reflected the decline in equity markets, partially offset by the impacts of credit and swap spreads, and pertain to long duration insurance contracts and retail segregated funds. Underlying net income was $256 million, an increase of $19 million or 8%, driven by business growth and investment-related contributions, partially offset by unfavourable expense and morbidity experience in Group Benefits (“GB”). Investment-related contributions included higher investing activity of $38 million and higher AFS gains of $21 million, partially offset by lower net investment returns on surplus of $39 million, which reflected foreign exchange losses on economic hedges, the impacts of seed investment returns due to the widening of credit spreads, and other smaller items.

Canada insurance sales were $295 million in the first quarter of 2020, a decrease of $67 million or 19% compared to the same period in 2019, reflecting lower large case sales in GB and lower life insurance sales in Individual Insurance. Wealth sales were $5.6 billion, an increase of $2.8 billion, driven by higher retained sales in the large case market in Group Retirement Services ("GRS") and strong sales in Individual Wealth.

We continue to put the Client at the centre, including assisting those experiencing financial hardship during the COVID-19 pandemic by extending the option to defer their premiums for a period of time. Additionally, we continue to shape the Canadian market by bringing innovative digital and health solutions to our Clients. We have rolled out virtual health care services through Lumino Health to our GB Clients, which will support Clients through the global health crisis, helping to relieve some of their stress, support social distancing efforts across the country and alleviate the load on Canada’s emergency health care system.

(1)	MFS Investment Management ("MFS").

(2)
Our acquisition of a majority stake in BentallGreenOak ("BGO acquisition") that closed in 2019. Upon acquisition, total equity was reduced by $860 million, primarily driven by the establishment of financial liabilities associated with the anticipated increase of our future ownership in BentallGreenOak.

2 Sun Life Financial Inc. First Quarter 2020              EARNINGS NEWS RELEASE

A leader in U.S. group benefits
U.S.'s reported net income was $164 million, an increase of $40 million or 32% in the first quarter of 2020 compared to the same period in 2019, driven by favourable market-related impacts, predominantly from credit spreads, partially offset by unfavourable ACMA impacts, both of which pertain to In-force Management. Underlying net income was $161 million, an increase of $11 million or 7%, driven by higher investing activity, higher AFS gains and new business gains, partially offset by unfavourable mortality experience and less favourable, but still positive, morbidity experience compared to elevated favourable morbidity experience in the first quarter of 2019. The after-tax profit margin for Group Benefits(1) was 6.8% as of the first quarter of 2020, compared to 7.9% as of the first quarter of 2019.

U.S. Group Benefits sales were US$122 million in the first quarter of 2020, an increase of US$2 million or 2%, compared to the same period in 2019, driven by increased employee benefits sales, largely offset by lower medical stop-loss sales.

To assist our Clients during the pandemic, we have expanded options to help members who have been temporarily laid off keep their benefits coverage, added coverage for COVID-19 to our critical illness policies, provided extra time for Clients to make premium payments, offered flexibility to self-funded employers to change their underlying health plans without affecting their stop-loss protection or rates, and provided a series of webinars with insights and analysis on new and rapidly changing federal and state laws. Throughout this, we also made it easier for Clients to interact with us virtually through our enhanced digital capabilities, including online disability claims submission with e-signatures.

A leader in Global Asset Management
Asset Management’s reported net income was $239 million, an increase of $20 million or 9% in the first quarter of 2020 compared to the same period in 2019, driven by favourable fair value adjustments on MFS's share-based payment awards, partially offset by higher acquisition and integration costs related to the BGO acquisition and the pending InfraRed transaction(2). Underlying net income was $242 million, an increase of $15 million or 7%, driven by higher average net assets ("ANA") in MFS and higher income in SLC Management driven by the BGO acquisition that closed in 2019, partially offset by a change in net investment returns of $31 million in MFS, due to declines in equity markets and widening of credit spreads. The pre-tax net operating profit margin ratio for MFS(1) for the first quarter of 2020 was 36%, compared to 38% in the same period in 2019.

Asset Management ended the first quarter with $702.9 billion in AUM, consisting of $613.5 billion (US$436.4 billion) in MFS and $89.4 billion in SLC Management. MFS reported net inflows of $2.4 billion (US$1.8 billion), including U.S. retail net inflows for the fifth consecutive quarter. SLC Management reported net outflows of $2.0 billion in the first quarter of 2020. Net outflows are comprised of $1.0 billion of Client distributions due to the profitable sale of underlying assets in a closed-end fund, and flows relating to Client rebalancing.

MFS continued to rank in the top ten in the Barron's Fund Family Rankings. This year marks the 11th time in 12 years that MFS has ranked high in the top 10 for both ten-year and five-year firm-wide performance categories. In the first quarter of 2020, 88%, 90% and 87% of MFS’s U.S. retail mutual fund assets ranked in the top half of their Lipper categories based on ten-, five- and three-year performance, respectively.

In the COVID-19 pandemic environment, Asset Management has seamlessly transitioned with a portfolio of digital and virtual tools, including additional communications to share our perspectives on markets and how we are positioning our portfolios, which have been embraced by our Clients. We donated personal protective equipment to Boston area hospitals, as well as significant funds to COVID-19 related causes globally, through both direct giving and employee matching programs.

A leader in Asia through distribution excellence in higher growth markets
Asia’s reported net income was $100 million in the first quarter of 2020, an increase of $20 million or 25% compared to the same period in 2019, reflecting growth in underlying net income, as noted below, partially offset by unfavourable ACMA impacts. Market-related impacts were in line with the same period last year in aggregate, as the decline in equity markets was substantially offset by the impacts of credit spreads and interest rate changes. Underlying net income was $155 million, an increase of $33 million or 27%, driven by favourable credit experience, new business gains primarily in International and Hong Kong, and improved mortality experience, partially offset by other experience from our joint ventures.

Asia insurance sales were $318 million in the first quarter of 2020, an increase of $60 million or 23% compared to the same period in 2019 driven by Hong Kong, International and the Philippines, partially offset by lower sales in India. Asia wealth sales were $2.3 billion, an increase of $440 million or 23%, driven by money market sales in the Philippines and the pension business in Hong Kong, partially offset by lower mutual fund sales in India due to weak market sentiments.

We also continued to expand our distribution capabilities across Asia’s fastest growing markets. In Vietnam, our exclusive bancassurance partnership with TPBank(3) was launched, with strong sales throughout the start of the year.

During the quarter, reflecting the impact of the COVID-19 pandemic, we stepped up our support to help our Clients in a variety of ways, including extending coverage to include more hospitals and clinics, extending benefit limits and offering additional cash benefits to cover hospital expenses, expediting claims, waiving waiting periods, and offering continuation of coverage for lapsed policies due to quarantine or hospitalization. To ensure that we can continue to meet the needs of new and existing Clients, we are also working with regulators to roll out the digitalization of the end-to-end sales process across markets, including the use of e-signatures.

(1)	Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in our Q1 2020 MD&A.

(2)	Our intention to acquire a majority stake in InfraRed Capital Partners ("pending InfraRed transaction").

(3)	Tien Phong Commercial Bank ("TP Bank").

         EARNINGS NEWS RELEASE           Sun Life Financial Inc. First Quarter 2020 3

Corporate
Corporate's reported net loss was $70 million in the first quarter of 2020, an increased loss of $33 million compared to the same period in 2019, reflecting restructuring costs related to severance costs as a result of various ongoing projects initiated in the fourth quarter of 2019 to simplify our organizational structure and drive efficiencies. Underlying net loss was $44 million, an increased loss of $25 million, reflecting lower net investment returns on surplus, predominantly from seed investment losses of $21 million due to widening of credit spreads. Unfavourable expense and other experience were largely offset by higher earnings from the run-off businesses.

COVID-19 Pandemic Update(1)
On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic. This has resulted in the loss of lives, impacts on disability, pressure on health care systems, restrictions in travel, quarantines and restrictions on gatherings of people, closure of businesses, higher unemployment, supply chain disruptions, increased volatility and declines in financial markets, and widespread uncertainty.

We have adjusted our operations across each of our businesses to provide extra support for COVID-19 related business matters. We are proactively communicating with our Clients on the special measures we are taking to aid them through this difficult time. Our actions are personal and include extension of premium payment grace periods, extended coverage, and simplified and speedy claim commitments. In certain jurisdictions, we are also offering premium reductions to group benefit sponsors and providing more flexibility for those struggling to meet loan or mortgage payments. For our advisors, we have enhanced our digital distribution and communication tools to support them through this period, as well as helped with added costs. For our borrowers and real estate tenants, on a case by case basis, we have granted interest, principal and rent payment deferrals.

Our business continuity processes are designed to ensure that key business functions and normal operations can resume effectively and efficiently in the event of a disruption. 95% of our employees are working from home, while colleagues in Hong Kong, Vietnam and from our joint venture in China have begun returning to offices on a gradual basis. We have processes in place to monitor and maintain ongoing systems availability, stability, and security.

In response to the disruptions brought on by the COVID-19 pandemic and current market conditions, the Office of the Superintendent of Financial Institutions ("OSFI") and the Bank of Canada ("BoC") have taken measures to provide relief to financial institutions. For insurers, key measures from OSFI included capital relief relating to certain payment deferrals granted and the introduction of a smoothing technique on interest rate risk requirements. They also have set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being. In addition, the Bank of Canada recently expanded various programs, including its term repurchase facilities, to increase access to liquidity for financial institutions including insurance companies.

Our communities are vital and we have been taking actions to support them. For example, we have donated 600,000 surgical masks to hospitals and donated more than $2 million to support communities impacted by the COVID-19 pandemic. Across Asia, we have donated to food banks and provided hand sanitizer to various communities, while digital life insurance coverage was donated in the Philippines and China to doctors, nurses, and other medical support staff as a way of saying thank you for their efforts to stop the spread of COVID-19.

Notwithstanding market effects on our reported net income in the first quarter of 2020, COVID-19 impacts on our underlying net income and other financial metrics, including sales, claims and benefits, premiums and fee income, were not significant.

Throughout April, we have been able to continue sales activities using digital tools and processes. In the month of April, regional sales were mixed with total individual insurance and wealth sales at approximately 80% and 90%, respectively, of the prior year. We saw some markets growing as the result of digital tools, pre-existing sales pipelines, re-pricing and return to office efforts in some markets and some seeing significant declines from strict quarantine protocols impacting face-to-face and bancassurance sales. As a result of the mixed experience and uncertain return to office time frames and economic conditions, Q2 sales levels remain uncertain at this time.

Our Group Benefit and Group Pension businesses cover employees in the worksite, and to the extent their employment is terminated and not replaced it means the premium and assets in force would decline over time, all things being equal. In April, the premium volumes and assets in force were relatively unchanged from the end of the first quarter.

To date, our mortality and morbidity claims experience from COVID-19 has been small amounting to less than 5% of our monthly average for mortality and disability claims paid. Some of the additional COVID-19 claims have been offset by lower claims experience in other areas. Q2 experience remains uncertain and will be impacted by these jurisdictions and industries where we do business and the success jurisdictions have in reducing the spread of the virus.

To support our Clients who may be facing financial hardships, we have extended grace periods for premium payment for individual insurance and group benefits Clients of up to 90 days. Given the recently announced extensions, the impact to premium receivables is not yet significant. Should we experience a prolonged period of non-payment, we may see a change in lapses and other policyholder behaviour.

Similarly, for our borrowers and real estate tenants, we have granted interest, principal and rent payment deferrals, on a case by case basis, with the majority of the deferral being up to 3 months. During the month of April, we have granted payments deferrals of just less than $15 million with additional requests currently under assessment.

The month of April saw MFS AUM grow 8.0% to US$471 billion reflecting market growth, fund performance and flows.

The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus and on actions taken by governments, businesses and individuals, which could vary by country and result in differing outcomes. Given the extent of the circumstances, it is difficult to reliably measure or predict the potential impact of this uncertainty on our future financial results. For additional information, please refer to section H - Risk Management in our Q1 2020 MD&A.

(1)
Information relating to April 2020 financial metrics, including but not limited to, sales, claims and benefits, premiums and fee income is not indicative of future results. Future results, including for the remainder of the second quarter 2020, may differ materially from the information presented in this section. The Company does not undertake any obligation to provide information on a monthly basis in the future or to update this information to reflect events or circumstances after the date of this document, except as required by applicable law.

4 Sun Life Financial Inc. First Quarter 2020              EARNINGS NEWS RELEASE

Earnings Conference Call

The Company’s first quarter 2020 financial results will be reviewed at a conference call on Wednesday, May 6, 2020, at 10:00 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Quarterly reports under Investors – Financial results & reports 10 minutes prior to the start of the call. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company’s website, www.sunlife.com, until the Q1 2022 period end. The conference call can also be accessed by phone by dialing 602-563-8756 (International) or 1-877-658-9101 (toll-free within North America) using Conference ID: 3267925. A replay of the conference call will be available from Wednesday, May 6, 2020 at 1:00 p.m. ET until 1:00 p.m. ET on Wednesday, May 20, 2020 by calling 404-537-3406 or 1-855-859-2056 (toll-free within North America) using Conference ID: 3267925.

Media Relations Contact:	Investor Relations Contact:
Krista Wilson	Leigh Chalmers
Director, Corporate Communications	Senior Vice-President, Head of Investor Relations & Capital Management
Tel: 226-751-2391	Tel: 647-256-8201
krista.wilson@sunlife.com	investor.relations@sunlife.com

         EARNINGS NEWS RELEASE           Sun Life Financial Inc. First Quarter 2020 5

Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. Non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. Non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and reconciliations to the closest IFRS measures are available in the Q1 2020 MD&A under the heading M - Non-IFRS Financial Measures, our annual MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results and reports.

1. Underlying Net Income and Underlying EPS
Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impacts of the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period:
(a) market-related impacts that differ from our best estimate assumptions, which include: (i) impacts of returns in equity markets, net of hedging, for which our best estimate assumptions are approximately 2% per quarter. This also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impacts of changes in interest rates in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impacts of changes in the fair value of investment properties in the reporting period;
(b) assumption changes and management actions, which include: (i) the impacts of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts; and (ii) the impacts on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities; and
(c) other adjustments:

(i)
certain hedges in Canada that do not qualify for hedge accounting - this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;

(ii)
fair value adjustments on MFS's share-based payment awards that are settled with MFS’s own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased - this adjustment enhances the comparability of MFS’s results with publicly traded asset managers in the United States;

(iii)	acquisition, integration and restructuring costs (including impacts related to acquiring and integrating acquisitions); and

(iv)	other items that are unusual or exceptional in nature.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted below, underlying EPS excludes the dilutive impacts of convertible instruments.

6 Sun Life Financial Inc. First Quarter 2020              EARNINGS NEWS RELEASE

The following table sets out the amounts that were excluded from our underlying net income (loss) and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures	Quarterly results
($ millions, unless otherwise noted)	Q1'20	Q4'19	Q1'19
Reported net income	391	719	623
Market-related impacts
Equity market impacts
Impacts from equity market changes	(303)	36	68
Basis risk impacts	(57)	4	(10)
Equity market impacts	(360)	40	58
Interest rate impacts(1)
Impacts of interest rate changes	(87)	18	(122)
Impacts of credit spread movements	127	—	(27)
Impacts of swap spread movements	39	(29)	16
Interest rate impacts	79	(11)	(133)
Impacts of changes in the fair value of investment properties	(12)	(11)	6
Less: Market-related impacts	(293)	18	(69)
Less: Assumption changes and management actions	(53)	(15)	(11)
Other adjustments
Certain hedges in Canada that do not qualify for hedge accounting	(1)	4	1
Fair value adjustments on MFS's share-based payment awards	10	(37)	(8)
Acquisition, integration and restructuring(2)	(42)	(43)	(7)
Less: Total of other adjustments	(33)	(76)	(14)
Underlying net income	770	792	717
Reported EPS (diluted) ($)	0.67	1.22	1.04
Less: Market-related impacts ($)	(0.50)	0.03	(0.12)
Assumption changes and management actions ($)	(0.09)	(0.03)	(0.02)
Certain hedges in Canada that do not qualify for hedge accounting ($)	—	0.01	—
Fair value adjustments on MFS's share-based payment awards ($)	0.02	(0.06)	(0.01)
Acquisition, integration and restructuring ($)	(0.07)	(0.07)	(0.01)
Impact of convertible securities on diluted EPS ($)	—	—	—
Underlying EPS (diluted) ($)	1.31	1.34	1.20

(1)
Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.

(2)
Amounts include acquisition costs for the BGO acquisition and the pending InfraRed transaction, which includes the unwinding of the discount for the Put option and Deferred payments liability of $10 million and $8 million in the first quarter of 2020 and the fourth quarter of 2019, respectively. As a result of various ongoing projects initiated in the fourth quarter of 2019 to simplify our organizational structure and drive efficiencies, we also recorded a restructuring charge of $28 million in the first quarter of 2020 and $25 million in the fourth quarter of 2019.

2. Additional Non-IFRS Measures
Management also uses the following non-IFRS financial measures, which are referenced in this news release:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The quarterly ROE is annualized.

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments.

Sales. In Canada, insurance sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In the U.S., insurance sales consist of sales by Group Benefits. In Asia, insurance sales consist of the individual and group insurance sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Indonesia, India, China, Malaysia and Vietnam and sales from International and Hong Kong; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited's equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners. Asset Management sales consist of gross sales (inflows) for retail and institutional Clients; unfunded commitments are not included in sales. Sales are also expressed on a constant currency basis, which is a measure of sales that provides greater comparability across reporting periods by excluding the impact of exchange rate fluctuations from the translation of functional currencies to the Canadian dollar. There is no directly comparable IFRS measure.

Value of New Business. VNB represents the present value of our best estimate of future distributable earnings, net of the cost of capital, from new business contracts written in a particular time period, except new business in our Asset Management pillar. The assumptions used in the calculations are generally consistent with those used in the valuation of our insurance contract liabilities except that discount rates used approximate theoretical return expectations of an equity investor. Capital required is based on the higher of Sun Life Assurance's LICAT operating target and local (country specific) operating target capital. VNB is a useful metric to evaluate the present value created from new business contracts. There is no directly comparable IFRS measure.

         EARNINGS NEWS RELEASE           Sun Life Financial Inc. First Quarter 2020 7

Pre-tax net operating profit margin ratio for MFS. This ratio is a measure of the profitability of MFS, which excludes the impact of fair value adjustments on MFS's share-based payment awards, investment income, and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax net operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

After-tax profit margin for U.S. Group Benefits. This ratio assists in explaining our results from period to period and is a measure of profitability that expresses U.S. employee benefits and medical stop-loss underlying net income as a percentage of net premiums. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Forward-looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, (ii) relating to our growth initiatives and other business objectives, (iii) relating to the plans we have implemented in response to the COVID-19 pandemic and related economic conditions and their impact on the Company, (iv) relating to the pending InfraRed transaction, (v) that are predictive in nature or that depend upon or refer to future events or conditions, and (vi) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the impact of the COVID-19 pandemic and related economic conditions on our operations, liquidity, financial conditions or results and the matters set out in the Q1 2020 MD&A under the headings C - Profitability - 5 - Income taxes, E - Financial Strength and H - Risk Management and in SLF Inc.’s 2019 Annual Information Form under the heading Risk Factors and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks, which have been further heightened with the current COVID-19 pandemic given the uncertainty of its duration and impact. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks - related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - tax matters, including estimates and judgments used in calculating taxes; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures.

The following risk factors are related to our acquisition of a majority stake in InfraRed Capital Partners that could have a material adverse effect on our forward-looking statements: (1) the ability of the parties to complete the transaction; (2) failure of the parties to obtain necessary consents and approvals or to otherwise satisfy the conditions to the completion of the transaction in a timely manner, or at all; (3) our ability to realize the financial and strategic benefits of the transaction; and (4) the impact of the announcement of the transaction on Sun Life and InfraRed Capital Partners. These risks all could have an impact on our business relationships (including with future and prospective employees, Clients, distributors and partners) and could have a material adverse effect on our current and future operations, financial conditions and prospects.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

8 Sun Life Financial Inc. First Quarter 2020              EARNINGS NEWS RELEASE

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2020, Sun Life had total assets under management of $1,023 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

         EARNINGS NEWS RELEASE           Sun Life Financial Inc. First Quarter 2020 9